Prospectus Supplement Filed Pursuant to Rule 424(b)(3)

Registration No. 333-169728

PROSPECTUS SUPPLEMENT NO. 1 DATED April 17, 2013

(To Prospectus Dated April 17, 2013)

NEPHROS, INC.

This is a supplement (“Prospectus Supplement No. 1”) to Nephros, Inc.’s (the “Company”) prospectus, dated April 17, 2013 (the “Prospectus”), relating to the issuance of shares of our common stock pursuant to the exercise of warrants to purchase an aggregate of 2,981,898 shares of common stock (the “2011 Warrants”).

This Prospectus Supplement No. 1 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Each 2011 Warrant entitles the holder to purchase 0.924532845 shares of our common stock at a cash exercise price of $0.40 per share. In order to raise capital for our operations, we are distributing, at no charge, to holders of our common stock and warrants non-transferable subscription rights to purchase Company shares (the “Rights Offering”). In connection with the Rights Offering and in order to raise additional capital to support our business plan, our Board of Directors has elected to temporarily reduce the exercise price of the 2011 Warrants to increase the likelihood that the 2011 Warrants will be exercised in the near term. For the duration of the Rights Offering, from April 17, 2013 to May 17, 2013, the warrant exercise price will be $0.30 per share. After 5:00 P.M., Eastern time, on May 17, 2013, the exercise price will revert back to $0.40. We have not amended any other term or condition relating to the warrants or their exercise.

The date of this Prospectus Supplement No. 1 is April 17, 2013.